Filed Pursuant to Rule 433

Dated August 5, 2010

Registration Statement: No. 333-156152

The Charles Schwab Corporation

$100,000,000

4.45% SENIOR NOTES DUE 2020

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation, a Delaware Corporation (“CSC”)
Ratings *:	A2/A/A (Moody’s / S&P / Fitch)
Title of Securities:	4.45% Senior Notes due 2020
Aggregate Principal Amount:	$100,000,000
Trade Date:	August 5, 2010
Settlement Date:	August 10, 2010 (T+3)
Maturity Date:	July 22, 2020
Coupon:	4.45% per annum
Interest Payment Dates:	January 22 and July 22, commencing on January 22, 2011
Benchmark US Treasury:	3.50% UST due 05/2020
Benchmark US Treasury Price/Yield:	$105-02 / 2.901%
Re-offer Spread to Benchmark Treasury:	T+130 basis points
Re-offer Yield:	4.201%
Make-whole Call:	Treasury Rate plus 25 basis points
Price to Public:	102.006%, plus a total of $222,500 of accrued interest from July 22, 2010 to the date of issuance of the notes offered hereby, which is expected to be August 10, 2010
Gross Proceeds to CSC, including Accrued Interest:	$102,228,500
Underwriting Commission per note paid by CSC:	0.65%
Aggregate Underwriting Commission paid by CSC:	$650,000
Total Proceeds and Accrued Interest to CSC (after underwriting discounts or commissions):	$101,578,500
CUSIP / ISIN:	808513AD7/US808513AD76
Book-Running Manager:	J.P. Morgan Securities Inc. (50%)
Joint Lead Managers:	Citigroup Global Markets Inc. (15%)
UBS Securities LLC (15%)
Co-Managers:	Credit Suisse Securities (USA) LLC (10%)
Wells Fargo Securities, LLC (10%)

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533.

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